LATHAM&WATKINS LLP

Corso Giacomo Matteotti, 8
20121 Milano
Italy
Tel: +39.02.3046.2000 Fax: +39.02.3046.2001
www.lw.com

FIRM / AFFILIATE OFFICES
Barcelona | New Jersey
Brussels | New York
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Hong Kong | San Diego
London | San Francisco
Los Angeles | Shanghai
Madrid | Silicon Valley
Milan | Singapore
Moscow | Tokyo
Munich | Washington, D.C.

RECEIVED
2008 MAR 19 A 10: 25

March 18, 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington D.C. 20549
USA

File No. 82-34652

08001367

SUPPL

Ladies and Gentlemen,

De' Longhi S.p.A. - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File No. 82-34652

On behalf of De' Longhi S.p.A. ("**De' Longhi**") and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release dated March 12, 2008, announcing the financial results for 2007;
- Press Release dated January 21, 2008, announcing the 2007 preliminary results;
- De Longhi Financial Calendar for the financial year 2007;
- De Longhi Corporate Presentation dated November 2007;
- Broker's Report by Euromobiliare SIM S.p.A. dated September 19, 2007;
- Broker's Report by Caboto dated September 17, 2007; and
- Broker's Report by Intermonte dated September 13, 2007.

PROCESSED
MAR 25 2008
THOMSON FINANCIAL

Further, De' Longhi has filed the documentation listed below with CONSOB (*Commissione Nazionale per la Società e la Borsa*), the Italian authority responsible for regulating the Italian securities market and Borsa Italiana, the Italian stock exchange. No English translations, versions or summaries of such documents have been prepared by De' Longhi. As a result, only a brief description of such documentation is furnished.

- Filing with CONSOB on January 17, 2008 giving notice that De' Longhi will exercise its right under applicable law to not publish quarterly financial statements for the three months ended December 31, 2007, and communicating the financial calendar for 2008; and

dlw 3/21

LATHAM & WATKINS LLP

- Notice dated March 15, 2008 for the ordinary shareholders' meeting to be held on April 22, 2008 on first call and April 23, 2008 on second call, in Treviso, Italy, including the agenda for such meeting.

Please feel free to call me at 011-44-20-7710-1076 if you have any questions.

Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Sincerely yours,

/AKM

Michael S. Immordino
of LATHAM & WATKINS

Enclosures

cc: Antonio Checchini
of De' Longhi S.p.A.

DēLonghi
Living innovation

PRESS RELEASE

Treviso, March 12, 2008

DE' LONGHI SpA: FY 2007 RESULTS

The Board of Directors approved the financial statements for the FY ending December 31, 2007: revenues reached € 1,490.9 million (+9,4%) and Ebitda (before non recurring items) was € 156.3 million (+ 1,5 percentage points on revenues).

Quarter October 1st - December 31st 2007

- net revenues in the fourth quarter grow by 6.6% to € 473.3 million;
- Ebitda before non recurring items amounts to € 51.3 million, thus growing by 6.7% (or 10.8% of net revenues); after non recurring items of the quarter, Ebitda amounts to € 48,1 million (10.2% of revenues), almost stable vs. 2006 (it was € 48.2 million);
- EBIT amounts to € 35.5 million (7.5% of revenues), i.e. -2.2% vs. 2006.

Full year January 1st - December 31st 2007

- significant growth of net revenues (+ 9.4%), up to € 1,490.9 million (vs. € 1,363 million in 2006), higher than the one obtained in 2006 (it was 8.4%), thanks to a positive trend in both Household and Professional divisions (respectively +5.6% and +11.3% at constant perimeter) and despite the important appreciation of Euro;
- the recovery of operating profitability maintains its path: EBITDA improves by 1.5 percentage points on revenues (10.5%) thus reaching € 156.3 million (+ 27.3%), before non recurring items amounting to € 10.9 million (of which € 9.4 million are related to the fire); after these items, EBITDA amounts to € 145.4 million, growing by 15.8%, and equal to 9.7% of revenues (vs. 9.2% in 2006);
- EBIT is growing by 22.1% and reaches € 103.7 million, i.e. 7% of revenues (vs. 6.2% in 2006);

DēLonghi

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- financial charges (€ 51.3 million) increase as a result of the rise of market interest rates and of the increase of the net indebtedness, due mainly to extraordinary items;

- net income amounts to € 30.6 million (vs. € 14.9 million in 2006, if excluding the gain from the sale of Elba s.p.a.), i.e. growing by 105%;

- net financial position decrease from € -314.6 million to € -355.9 million, as a consequence of acquisitions of the two distributing companies Topclima and Kenwood Swiss (€ 23.9 million), disbursements related to the fire and not yet reimbursed by insurance companies (€ 19.4 million), non recurring investments for new production lines in the radiators segment (€ 4.0 million) and the increase in the working capital due to the important growth (€ 21.3 million);

- the Board of Directors resolves to propose to the Shareholders' Meeting (to be held on April 22, 2008, or on April 23 in second call) a dividend of € 0.06 per share. The payment of dividends will be made on Friday May 2, 2008.

* * * * *

The 2007 results

The Board of Directors has approved the FY 2007 results.

In the past year the Group has maintained the growth trend of revenues and profitability, despite several critical external variables affecting the business: we only mention, first of all, the fire occurred to the Treviso plant on last April, which had not marginal financial impacts, then the appreciation of Euro against all major currencies (+8.4% against US Dollar and +9.4% against Japanese Yen) and finally the significant increase of raw materials' prices.

Within this scenario, the Group has confirmed its plan of investments of industrial nature (new production assets supporting the growth) and of commercial nature (the acquisition of two distributing companies, in Switzerland and Spain).

Consolidated revenues grew by 9.4% in the twelve months, from € 1,363 million to € 1,490.9 million, and by 6.6% in the fourth quarter (€ 473.3 million vs. € 444.2 million in the same quarter of 2006), at a higher rate than in fourth quarter of 2006 (which was 5.9%).

The growth was satisfactory in all markets, mainly in continental and eastern Europe (+28.2% as a whole).

The increased focus on a high end product mix, in addition to the control over the costs' dynamics, allowed the Group to obtain a general increase of margins: +14.3% in gross profit (or +1.7 percentage points on revenues), +27.3% in Ebitda before non recuring items (or +1.5 percentage points on revenues), +22.1% in Ebit (or + 0.8 percentage points on revenues).

Ebitda - before non recurring items - increases from € 122.7 to € 156.3 million (equal to 10.5% of revenues). The non recurring items, amounting to € 10.9 million (of which € 9.4 million related to the fire) are subtracting 0.7 percentage points of profitability, thus reducing the final Ebitda to € 145.4 million (vs. € 125.6 million in 2006).

Ebit amounts to € 103.7 million (€ 85 million in 2006), i.e. 7% of revenues.

Financial charges, amounting to € 51.3 million (vs. € 48.6 million in 2006), are affected by the one-off fees for the securitisation program's renewal (new expiry is 2012), by the rise in market interest rates and by the increase of the net indebtedness.

Profit before tax amounts to € 52.4 million, which compares with € 61.3 million in 2006; the latter however was benefiting from the € 25 million gain from the sale of Elba s.p.a.. On a comparable base, profit before tax increases by 44.4%.

Net Profit amounts to € 30.6 million, vs. € 39.8 million in 2006.

Both divisions are performing well in terms of revenues and profitability. The *Professional* division is growing by 11.3% at constant perimeter, while the *Household* division is growing by 5.6% at constant perimeter. In terms of margins, Ebitda (as a percentage of revenues) is becoming leveled between the two divisions, with *Household* growing and *Professional* slightly decreasing.

The net financial position amounts to € -355.9 million, from € -314.6 million of 2006 (it was € -419,7 million at September 30, 2007), as a consequence also of non recurring flows including the disbursements related to the fire not yet reimbursed by insurance companies (€ 19.4 million), investments for new tubolar radiators' production lines (€ 4 million), past and future financial commitments for the acquisition of two distributing companies in Switzerland and Spain (€ 23.9 million) and the negative *fair value* of derivatives, hedging US Dollar exposure, which

Living innovation

were put in place in advance with the purpose of protecting the industrial plan (€ 7 million).
Looking at working capital, inventories show satisfactory dynamics (the increase is due only to the enlarged consolidation perimeter), while other components of receivable and payables absorb € 17.8 million of cash, as a result of the growth in revenues.

The Board of Directors has resolved to propose to the Shareholders' Meeting (which is to be held on April 22, 2008, or on April 23 in second call) a dividend of € 0.06 per share, which is deemed to be paid on May 2, 2008.

* * * * *

The Board of Directors has approved a proposal of a compensation plan based on the increase in the value of the share of De' Longhi S.p.a. (the so called *Phantom stock option plan*), in favour of three top managing roles, also with the purpose to link part of the remuneration of said participant managers to the growth in value of the De' Longhi's shares and to focus the attention of said participating managers to medium-long term success factors of the Group. The above mentioned proposal will be submitted for approval by the next Shareholders' Meeting.
The details of said plan are included in the *documento informativo* (information document) that will be drafted according to the Annex 3.A *schema* 7 of *Regolamento Emittenti*, and disclosed as per art. 84 bis of *Regolamento Emittenti*.

* * * * *

Events following year end.

No major event has occured since the closing of the FY 2007 accounts.

Foreseeable business development

The Group is confident to be able to meet the expected growth targets, despite a more difficult external scenario.

* * * * *

Declaration of the manager responsible for the company's accounts.

DēLonghi
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The manager responsible for the preparation of the company's accounts, Stefano Biella, hereby declares, as per article 154 bis, paragraph 2, of the "Testo Unico della Finanza", that all information related to the company's accounts contained in this press release are fairly representing the accounts and the books of the company.

* * * * *

Contacts:

for the press:

Alessandro Rinadini:
M: +39 3482642896

for analysts and investors:
Investor Relations, Fabrizio Micheli
Ph: +39 0422 413235

on the web:
www.delonghi.it

DēLonghi
Living innovation

Consolidated results of De' Longhi Group as at December 31, 2007

Consolidated Income Statement

Euro Million	2007	% on revenues	2006	% on revenues
Net revenues	**1.490,9**	**100,0%**	**1.363,0**	**100,0%**
change 2007/2006	*127,9*	*9,4%*		
Materials consumed and other production costs (services and production payroll costs)	(904,5)	(60,7%)	(849,9)	(62,4%)
Gross profit	**586,4**	**39,3%**	**513,1**	**37,6%**
Cost of services and other expenses	(307,4)	(20,6%)	(286,3)	(21,0%)
Added Value	**279,0**	**18,7%**	**226,8**	**16,6%**
Payroll (non-industrial)	(108,4)	(7,3%)	(91,6)	(6,7%)
Provisions	(14,3)	(1,0%)	(12,5)	(0,9%)
EBITDA before non recurring items	**156,3**	**10,5%**	**122,7**	**9,0%**
change 2007/2006	*33,5*	*27,3%*		
Other income (expenses)	(10,9)	(0,7%)	2,8	0,2%
EBITDA	**145,4**	**9,7%**	**125,6**	**9,2%**
Amortization and depreciation	(41,7)	(2,8%)	(40,6)	(3,0%)
EBIT	**103,7**	**7,0%**	**85,0**	**6,2%**
change 2007/2006	*18,7*	*22,1%*		
Financial income /(expenses)	(49,4)	(3,3%)	(47,0)	(3,4%)
Exchange rate gains / (losses)	(0,6)	-	(1,6)	(0,1%)
Charges for the new transaction of receivables sales on a non recourse basis	(1,3)	(0,1%)	-	0,0%
Extraordinary gains/ losses from participations	-	0,0%	25,0	1,8%
Profit before taxes	**52,4**	**3,5%**	**61,3**	**4,5%**
Taxes	(21,1)	(1,4%)	(20,9)	(1,5%)
Profit (loss) for the period	**31,3**	**2,1%**	**40,4**	**3,0%**
Profit (loss) pertaining to minority interests	0,7	0,0%	0,7	0,0%
Profit (loss) pertaining to the Group Risultato netto di competenza del Gruppo	**30,6**	**2,1%**	**39,8**	**2,9%**
Profit (loss) pertaining to the Group before extraordinary charges from participations Risultato netto di competenza del Gruppo ante proventi e oneri da partecipazioni straordinari	**30,6**		**14,9**	

DēLonghi

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Consolidated Balance Sheet

Euro Million	31.12.07	31.12.06	change 31.12.07-31.12.06	change %
Fixed Assets	**709,4**	**718,9**	**(9,5)**	**(1,3%)**
Inventories	335,2	323,7	11,5	3,5%
Trade receivables	378,0	348,0	30,0	8,6%
Other current assets	63,8	39,4	24,4	61,9%
Trade payables	(333,7)	(327,1)	(6,6)	2,0%
Other current liabilities	(79,9)	(77,1)	(2,9)	3,7%
Net working capital	**363,4**	**307,0**	**56.4**	**18,4%**
Non current liabilities	(86,2)	(90,7)	4,5	(4,9%)
Total capital employed	**986,5**	**935,2**	**51,3**	**5,5%**
Net debt	**355,9**	**314,6**	**41,3**	**13,1%**
Total shareholders' equity	**625,2**	**615,6**	**9,7**	**1,6%**
Total net debt and shareholders' equity	**986,5**	**935,2**	**51,3**	**5,5%**

Consolidated Cash Flow Statement

Euro Million	2007	2006
Cash Flow from operations	86,4	49,8
Cash Flow from changes in the working capital	(21,3)	45,5
Cash Flow from current operations and w.c.	**65,1**	**95,3**
Cash Flow from investments	(40,6)	(38,0)
Operating Cash Flow	**24,4**	**57,3**
Cash Flow from extraordinary investments	(23,9)	34,6
Fire event	(19,4)	-
Cash flow absorbed by changes in net equity	(22,3)	(8,0)
Cash flow from factoring receivables without recourse	-	112,9
Net Cash Flow	**(41,3)**	**196,8**
Opening net financial position	(314,6)	(511,4)
Closing net financial position	**(355,9)**	**(314,6)**

DēLonghi
Living innovation

Revenues by geographical breakdown

Euro Million	2007	2006	Change	Change %
Italy	318,7	329,7	(11,0)	(3,3%)
UK	146,9	155,5	(8,5)	(5,5%)
Rest of Europe	656,6	512,1	144,6	28,2%
USA, Canada and Mexico	119,3	123,2	(3,8)	(3,1%)
Rest of the world	249,3	242,6	6,7	2,8%
Total	**1.490,9**	**1.363,0**	**127,9**	**9,4%**

Business segments

Household

Euro Million	2007	2006	change 2007-2006	2006 *pro-forma*	change 2007 – 2006 *pro-forma*
Net Revenues	1.111,1	1.072,0	39,0	1.052,5	58,6
change %			*3,6%*		*5,6%*
EBITDA before not recurring items	114,7	89,4	25,3	86,7	28,0
margin % on revenues	*10,3%*	*8,3%*	*28,3%*	*8,2%*	

Professional

Euro Million	2007	2006	change 2007-2006	2007 *pro-forma*	change 2007 *pro-forma* – 2006
Net Revenues	406,2	317,7	88,4	353,6	35,9
change %			*27,8%*		*11,3%*
EBITDA before not recurring items	41,7	33,2	8,5	35,8	2,6
margin % on revenues	*10,3%*	*10,5%*		*10,1%*	

Living innovation

PRESS RELEASE

Treviso, January 21, 2008

DE' LONGHI S.p.A.: PRELIMINARY 2007 REVENUES .

The De' Longhi Group reports 2007 preliminary revenues growing by about 8.9%, thus reaching about € 1,484 million, vs. € 1,363 million of 2006. Revenues in the fourth quarter grow by about 5.1%, amounting to about € 467 million, vs. € 444,2 million of the same quarter of 2006.

* * * * *

The De' Longhi Group reports 2007 preliminary revenues of about € 1,484 million, with a growth of 8.9% vs. the 2006 revenues (€ 1,363 million).

Such performance is obtained despite the general appreciation of Euro against all main foreign currencies (specifically US Dollar and Japanese Yen).

All continental Europe (except Italy) and Eastern Europe (Russia above all) are growing very well. In the remaining countries the growth is satisfactory, while USA and UK are slowing.

In the fourth quarter revenues amount to about € 467 million, thus growing by 5.1% against the € 444.2 million of the same period of 2006, thanks to the prevailing contribution of the Household division.

* * * * *

Declaration of the manager responsible for the company's accounts.

The manager responsible for the preparation of the company's accounts, Stefano Biella, hereby declares, as per article 154 bis, paragraph 2, of the "Testo Unico della Finanza", that all information related to the company's accounts contained in this press release are fairly representing the accounts and the books of the company.

DēLonghi

Living innovation

Contacts:

for the press:
Valentina Zanetti
ph. +39 0422 413384

for analysts and investors:
Investor Relations, Fabrizio Micheli
ph. +39 0422 413235

on the web:
www.delonghi.com

Calendar
Board of Directors, Shareholders' meetings
and presentations to financial analysts
year 2008

Date or time span	Object
12-14 March 2008	Presentation of the financial statements closing at 31.12.07 Conference call with financial analysts.
22 April 2008	Ordinary shareholders' meeting for approval of the financial statements closing at 31.12.07.
12-14 May 2008	Approval of the Quarterly Report at 31.03.08 Conference call with financial analysts.
28-29 August 2008	Approval of the Half Year Report at 30.06.08 Conference call with financial analysts.
11-13 November 2008	Approval of the Quarterly Report at 30.09.08 Conference call with financial analysts.

File No. 82-34652

DeLonghi

Living innovation

NOVEMBER 2007

Investor Relations

TABLE OF CONTENTS

DēLonghi

File No. 82-34652

DēLonghi

File No. 82-34652

THE CORPORATE MISSION

To design, engineer,
manifacture and market

High-end products
and unique solutions

Comfort and wellness

Home and business

DēLonghi

File No. 82-34652

THE BUSINESS MODEL


LOW COST
MANUFACTURING
PRODUCT
CONSUMER
DISTRIBUTION
BRAND

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File No. 82-34652

The Household Division


cooking and
food preparation

... comprises all the categories which are marketed through ... specialty chains, wholesalers, department stores, OEM, ... kitchen appliances, portable heating appliances, portable ... treatment products, as well as cleaning and ironing products.

THE GROUP AT A GLANCE

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File No. 82-34652

The Professional Division



[illegible] includes the following categories: large thermo-cooling [illegible] water filled radiators (DL Radiators) and the portion of fixed [illegible] through professional channels (installers, plumbing [illegible] technicians).

BRAND PORTFOLIO

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File No. 82-34652

HOUSEHOLD DIVISION

DēLonghi

KENWOOD

SIMAC

Ariete

ARIAGEL

PROFESSIONAL DIVISION

DēLonghi

CLIMAVENETA

TRULY INTERNATIONAL PRESENCE

DēLonghi

File No. 82-34652


Local distributors
32%
Italian market
23%
Group subsidiaries
45%


Japan
Portugal Russia
South-Africa

- *77% of Group sales come from international markets*
- *68% of total sales go through Group's own subsidiaries*

SALES BY AREA & DIVISION BREAKDOWN

DēLonghi

Sales FY 2006: € 1,363 mn



R.o.W.
18%
Italy
24%
Northern
America
9%
UK
11%
Rest of Europe
38%



HOUSEHOLD
77%
PROFESSIONAL
23%

SALES GEOGRAPHIC BREAKDOWN

DēLonghi

File No. 82-34652

Sales FY 2006: € 1,363 mn

HOUSEHOLD



R.o.W.
16%
Italy
21%
Northern
America
12%
UK
12%
Japan
5%
Ex-USSR 5%
Other Eastern Countries
1%
Rest of Europe
28%

PROFESSIONAL



R.o.W.
7%
Italy
31%
Rest of Europe
42%
UK
11%
Ex-USSR 2%
Other Eastern Countries
7%

SALES BREAKDOWN by PRODUCT FAMILY

DēLonghi

File No. 82-34652

Sales FY 2006: € 1,363 mn

HOUSEHOLD



Other
4%
Heating
18%
Air cond. & treat.
9%
coffee makers
20%
Ironing & Cleaning
9%
Cooking
60%

PROFESSIONAL



Heating
34%
Air cond. & treat.
66%

TABLE OF CONTENTS

DēLonghi

File No. 82-34652

KEY ECONOMIC AND FINANCIAL DATA

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File No. 82-34652

FY 2006 RESULTS IN LINE WITH EXPECTED GOALS

EUR million	FY 2006	FY 2005	% Change
Sales	1.363	1.258	*8,3%*
Gross Profit	513	496	*3,4%*
% of sales	*37,6%*	*39,4%*	
EBITDA	126	105	*19,6%*
% of sales	*9,2%*	*8,3%*	
EBIT	85	67	*26,9%*
% of sales	*6,2%*	*5,3%*	
Net Profit	40	25	*60,0%*
% of sales	*2,9%*	*2,0%*	
EPS	0,27	0,17	*60,0%*
Net Working Capital	307	470	*-34,7%*
Net Working Capital *proforma*	307	357	*-14,0%*
% of sales	*22,5%*	*28,4%*	
Net Financial Position	-315	-511	*-38,4%*
Net Fin.Position *proforma*	-315	-399	*-21,1%*
Net Debt / Ebitda (x)	2,5	3,8	*-34,2%*
Net Debt / Equity (x)	0,51	0,68	*-25,3%*

KEY ECONOMIC AND FINANCIAL DATA

DeLonghi

STRONG IMPROVEMENT IN ALL KEY INDICATORS:

- Sales growth driven by positive trading performance of both divisions;
- EBITDA and EBIT margin improvement achieved despite highest raw materials costs;
- Net profit benefited also from gain on disposal of Elba Spa (€ 26.4 million);
- Net working capital reduction mainly due to inventories management and securitisation of trade receivables;
- Net financial position benefiting from operanting cash flows, lower working capital and deconsolidation of Elba Spa.

DēLonghi

Operating costs contribution to Ebitda 2006


1600
1400
1200
1000
800
600
400
200
0
388
321
77
94
10
165
183
126
total
sales
1,363 M€
Raw Materials and Components
Finished Products and other goods
Advertising
Transportation and logistics
Power Supply
Personnel
Other Operating Costs
E B I T D A

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The 2006 cash flow performance


250
200
150
100
50
0
49,8
31,3
14,3
- 37,4
76,6
- 42,0
- 3,0
- 5,7
112,9
total
cashflow
196.8 M€
self-financing
change in AR/AP
change in stocks
capex
sales of Elba
acquisition of RC
dividends
others
derecognition sec.program

THE HOUSEHOLD DIVISION

DēLonghi

EUR million	FY 2006	FY 2005	% Change	FY 2005 PRO-FORMA	% Change
Sales	1.072	997	*7,5%*	970	*10,5%*
EBITDA	92,2	79,5	*16,0%*	73,6	*25,3%*
% of sales	*8,6%*	*8,0%*		*7,6%*	

- ***Main contribution came from coffee makers, food prep, electric ovens and portable heaters;***
- ***Strong momentum for both De' Longhi and Kenwood brands in the high end market bracket;***
- ***strong margin improvement despite raw materials' trend (Ebitda + 1% vs. FY 2005 proforma);***
- ***Significant reduction of working capital.***

THE PROFESSIONAL DIVISION

EUR million	FY 2006	FY 2005	% Change	FY 2006 *PRO-FORMA*	% Change
Sales	318	271	*17,3%*	302	*11,4%*
EBITDA	33,3	25,4	*31,1%*	31,5	*24,0%*
% of sales	*10,5%*	*9,4%*		*10,4%*	

- ***Strong performance of screw compressor thermo cooling machines and water heaters;***
- ***synergies arising from RC Group acquisition partially achieved (only Q4);***
- ***strong margin improvement despite raw materials' trend (Ebitda + 1.1% vs. FY 2005);***
- ***significant initial developments in China and from increased production capacity in water radiators.***

TABLE OF CONTENTS

DēLonghi

File No. 82-34652

EBITDA EROSION and RECOVERY



16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
14,4%
13,7%
14,2%
11,8%
8,9%
8,3%
9,2%
10,1%
corporate target
2000
2001
2002
2003
2004
2005
2006
2007 Consensus
2008-2010

> weak ...
> stable margins
> competition among consolidated players
> reliable Italian manifacturing platform

Targets:
> growth and product

> prices competition
> margins compression
> Euro revaluation
> Far East aggression

Targets:
> preserving market shares
> delocalization and industrial cost

> raw materials concerns
> competitive industrial base
> The <brand-era>
> emerging markets are opportunities

Targets:
> prices and margins growth

NEW MEDIUM TERM TARGETS

REVENUES

+ 5 / 10 %
growth per year

EBITDA margin

+ 100 / 200 bps.
growth per year

NEW MEDIUM TERM TARGETS

DēLonghi

EBITDA margin

+ 100 / 200 bps.
growth per year

CONCERNS:

- *raw materials' prices esclation*
- *potential adverse developments in consumption dynamics in USA & UK*

OPPORTUNITIES:

- *favourable markets diversifica-tion*
- *protection coming from high end product mix*
- *depreciation of US Dollar*
- *operational leverage*

TABLE OF CONTENTS

STRATEGIC DEVELOPMENTS

DēLonghi

File No. 82-34652

- New products development
- Marketing alliances
- Enlarging distribution network
- Acquisitions on core business: RC Group
- New industrial platforms in target markets

STRATEGIC DEVELOPMENTS

File No. 82-34652

New products development



Perfecta:
the new superautomatic coffee machine



K-mix:
the new food processors of Kenwood



Lattissima:
the new exclusive Nespresso coffee maker addressing the "milk option"



the new range of ***tubolar radiators***

STRATEGIC DEVELOPMENTS

DēLonghi

File No. 82-34652

In the years De'Longhi has been recognised as one of the most talented companies for Design. Here following some of the prizes that were rewarded to De'Longhi's Design Department in 2007:

"IF design award", Household section – Esclusivo Line

iF product design award

"Plus X Award 2007" Elektrobörse – Ironing System VVX 2200

"Red Dot award 2007" Product design sect., Household - Esc

reddot design award

Since 2006 Pinguino De'Longhi PAC 50 is displayed as part of
Collection of Italian Design, at the Triennale of Milan.

Marketing alliances

NESPRESSO — partnership with Nestlé for *Nespresso* coffee makers;

STARBUCKS COFFEE — entering the *Starbucks* distribution network;

Electrolux — commercial relationship with *AEG;*

TCL — venture with *TCL* for production and distribution of portable air conditioners and dehumidifiers in Far East.

PHILIPS — relationship with *Philips* for supplying coffee makers;

File No. 82-34652

Enlarging distribution network

- During 2006 the Group has opened new branches in China and Turkey;
- development of a distribution network in fast growing Russia and Germany/Austria;
- started new subsidiary Kenwood Swiss in 2007;
- new presence in Dubai, where a rep-office was opened.

DēLonghi

File No. 82-34652

Acquisitions on core business: RC Group

RC GROUP

- In October 2006 the Group acquired a 83.3% stake in RC Lux Sa, owner of RC Group Sa, a leading company in the manufacture and marketing of cooling systems for mobile communication stations, cooling systems for computer rooms and fixed telephony stations, liquid cooling units and heat pumps
- Equity Value of the transaction equal to € 31 million and Enterprise Value to € 39 million
- In the FY 2005 RC Group reported sales of € 51 million and EBITDA of € 5 million; for the current FY expected turnover of € 54 million and EBITDA of € 6 million,; net financial position of € 6 million
- Foothold in a strategic and fast growing business segment
- Significant industrial and commercial synergies expected with the existing Climaveneta business; opportunities to expand sales base in Europe and Asia (telephony)
- Transaction consistent with Group's willingness of focussing on small domestic appliance categories and professional businesses



The new industrial platform – Household division


RUSSIA:
1 factory,
220 workers
ITALY:
2 factories
850 workers
CHINA (Guangdong):
3 factories,
2200 workers

DeLonghi

File No. 82-34652

The new industrial platform – Professional division


ITALY:
6 factories
1000 workers
CHINA (Shanghai):
1 factory,
75 workers

TABLE OF CONTENTS

DēLonghi

File No. 82-34652

RECENT EVENTS

- **On June 5 a reorganization plan was launched in order to create two industrial poles for Household and Professional businesses:**
  - ***in line with the recent business development and management strategies;***
  - ***major opportunity to focus on core business and increase value generation;***
  - ***no change in the consolidation perimeter and in consolidated Net Equity, Net Financial Position and Ebitda.***


De'Longhi Appliances
Kenwood Group
Climaveneta Group
RC Group
DL Radiators Group

RECENT EVENTS

File No. 82-34652

THE Q3 2007 PROVIDES STRONG CONFIDENCE FOR 2007 RESULTS

(EUR million)	Q3-2007	Q3-2006	% change	
Net Revenues	381,0	342,6	[illegible]	Over expected growth range targets, despite Euro appreciation
[illegible]	45,5	124,4	17,0%	Boosting the overall profitability profile
	38,2%	36,3%		
Ebitda before non-recurring items	47,5	35,6	[illegible]	Over 200 bps of improvement
% on revenues	12,5%	10,4%		
Ebitda after non-recurring items	45,5	36,0	26,4%	
% on revenues	11,9%	10,5%		

DēLonghi

File No. 82-34652

THE 9 M/2007 RESULTS CONFIRM FASTER TARGETS ACHIEVEMENT

(EUR million)	9m-2007	9m-2006	% change	
Net Revenues	1.017,6	918,8	[redacted]	Over expected growth range targets
[redacted]	[redacted]	344,4 37,5%	14,9%	Reversed previous years' decreasing trend despite raw materials' increasing prices
Ebitda before non-recurring items % on revenues	105,0 10,3%	74,7 8,1%	[redacted]	Accelerating path towards medium term Ebitda margin target
Ebitda after non-recurring items % on revenues	97,3 9,6%	77,4 8,4%	25,7%	Showing top range improvement despite the fire extraordinary costs

CONTACTS

Fabio de' Longhi
C.E.O.
+39 0422 4131

Fabrizio Micheli
Finance Director and IRM
+39 0422 413235
investor.relations@delonghi.it

De'Longhi

EUROMOBILIARE S.I.M. SpA

Italy – Electrical Appliances

HOLD (unchanged)
Risk: High
TARGET € 5.1 (prev € 5.0)

September 19, 2007 *Price €:* **4.46** *Mibtel Index: 30,532* *N° 286*

GOOD 1H07 RESULTS - BUT THE STOCK IS FAIRLY VALUED

The 1H07 results of De'Longhi (DLG) were slightly higher than our estimates at operating level and lower in bottom-line terms. More specifically:

- **Revenues** = +10.5% (+8.8% organic) to € 636 mn (already known). Very strong performance from the Professional division (+40% YoY and +19% like for like). Performance good also in the Household division (+2.4% like for like but +7.2% pro-forma)
- **Adj. EBITDA** = +47.4% to € 57.5 mn – slightly better than our estimate of € 56.6 mn
- **Reported EBITDA** = € 51.8 mn, lower than our € 52.5-mn estimate due to higher non-recurring costs (€ 5.7 mn vs. € 4 mn) relating to the fire at the Treviso factory
- **Net profit** = € 3.5 mn vs. € 6.7 mn expected. The difference was almost entirely due to higher finance expense
- **Debt** = € -381 mn – worse than € -320 mn but partly explained by € 30 mn less use of no-recourse assignment of receivables.

Salient points of the De'Longhi conference call:

- **Sales growth of between 5% and 10% YoY is also expected in 2H07**
- **The positive FY2007 impact of USD depreciation is estimated to be around € 15 mn**
- Management does not see any particular price pressures in any major market
- Germany, Russia, and Austria are growing at particularly strong rates. In America and the UK DLG is seeing slight decline of demand – but is offsetting this with the launch of several new products (which are being well received by the market).

Following DLG's good 1H07 results, **we have revised our 2007 estimates slightly upwards** (sales now +2% to € 1.5 bn and EBITDA +4% to € 151 mn), mainly **to reflect (a) better performance by the Professional division** (we now estimate sales of € 390 mn vs. € 365 mn previously) **and (b) the positive trend of the €/USD exchange rate** (DLG has a bias on the cost side of around USD 200 mn).
We have also **factored in USD depreciation from 2008 onwards, increasing EBITDA by 2% on average.**

After incorporating the new estimates, **our valuation increases by 2% to € 5.1** per share. **We nevertheless confirm our neutral view** because we believe that, at present multiples (2007-08E P/E multiple of around 16x and 13x respectively and 2008E FCF of around 6%), **DLG stock is fairly valued.**

STOCK DATA	
Bloomberg Code	DLG IM
52-week range	€ 2.91 - 5.4
Daily Volumes	55,097

PRICE PERFORMANCE	1M	3M	12M
Absolute	-0.58	-13.42	52.46
Rel. to Mibtel Index	-4.40	-6.45	44.56

CAPITALIZATION	
Market Cap.	667
2006 Net Financial Position	-432
Free Float	25%
Shares Outstanding (fully diluted)	150

FORECASTS/VALUATION	12/2006	12/2007E
EPS	26.6	27.2
ADJ. EPS	14.3	29.6
ADJ. P/E	32.2	15.1
EV/EBITDA	9.1	7.2

Dino Catena
+39-02-6204.859
d.catena@eurosim.it

1H07 RESULTS

DLG's 1H07 results were slightly higher than our estimates at operating level and lower in bottom-line terms.

1H RESULTS (€ mn)								
	1H06	margin	1H07 Exp.	margin	1H07 Act.	margin	YoY change	Diff. act./exp.
Sales	**576.2**	**100.0**	**636.4**	**100.0**	**635.5**	**100.0**	**10.3%**	**-0.1%**
Adj. EBITDA	**39.0**	**6.8**	**56.5**	**8.9**	**57.5**	**9.0**	**47.4%**	**1.7%**
Non-recurring items	2.4		-4.0		-5.7			
Reported EBITDA	**41.4**	**7.2**	**52.5**	**8.3**	**51.8**	**8.2**	**25.1%**	**-1.4%**
Depreciation & amortisation	-19.1		-19.8		-19.1		0.0%	-3.5%
EBIT	22.3		32.7		32.7		46.6%	-0.2%
Finance expense	-22.5		-19.9		-23.2		3.1%	16.6%
Non-recurring items	24.9				0.0			
Pre-tax profit	**24.7**		**12.8**		**9.5**		**-61.5%**	**-26.1%**
Taxes	-0.1		-6.0		-5.9			
Minorities	-0.2		-0.2		-0.1			
Net Profit	**24.4**	**4.2**	**6.7**	**1.0**	**3.5**	**0.6**	**-85.7%**	**-47.5%**
Net Financial Position adj.	**-360.6**		**-380.0**		**-381.1**			

Source: Company data & Euromobiliare SIM estimates

More specifically:

- **Revenues = +10.5% (+8.8% organic) to € 636 mn (already known).** Very strong performance came from the Professional division (+40% YoY and +19% like for like) thanks to large air conditioning systems. Performance was also good in the Household division (+2.4% like for like but +7.2% pro-forma), driven by the positive trend of coffee machines and portable air conditioners.

SALES BREAKDOWN (€ mn)					
	1H06	1H07 Exp.	1H07 Act.	YoY change	Diff. act./exp.
Total sales	**576.2**	**636.4**	**635.5**	**10.3%**	**-0.1%**
Household	438.8	450.7	449.2	2.4%	-0.3%
Professional	145.0	185.7	203.5	40.3%	9.6%

Source: Company data & Euromobiliare SIM estimates

As regards geographical markets, we highlight growth in Europe (+16%, headed by Germany, Russia, and East European countries) and **good performance in the North American (+5.4%)** zone despite euro appreciation. Conversely, **the Asian area was slightly down (-0.2%)** due to a mild winter.

REVENUES BREAKDOWN – sales = € 636


Rest of world
16%
Italy
26%
North America
7%
UK
11%
Other Europe
40%

Source: Company data

- **EBITDA before non-recurring items = € 57.5 mn (EBIT margin = 9%)** vs. € 56.5 mn expected. Breakdown by business segment was as shown below:

EBITDA BREAKDOWN (€ mn)								
	1H06	margin	1H07 Exp.	margin	1H07 Act.	margin	YoY change	Diff. act./exp.
Total EBITDA	**39.0**	6.8	**56.5**	8.9	**57.5**	9.0	**47.4%**	**1.7%**
Household	22.8	5.2	32.4	7.2	32.7	7.3	43.4%	1.0%
Professional	16.2	11.2	24.2	13.0	24.8	12.2	53.1%	2.6%

Source: Company data & Euromobiliare SIM estimates

- **Non-recurring costs = € 5.7 mn** vs. € 4.0 mn and featured the following breakdown:
  1. € -5.3 mn = net costs relating to the Treviso factory fire (i.e. the difference between € 42.4 mn for all costs relating to the fire and insurance reimbursements of € 37.1 mn)
  2. € +2.8 mn = one-off income from new regulatory accounting treatment of post-employment benefit provision
  3. € -2.2 mn = other non-recurring costs

- **EBIT = € 37.2 mn, perfectly in line** – but we had estimated higher depreciation & amortisation (€ 19.7 mn vs. 19.1 mn)

- **Net profit = € 3.5 mn** (vs. € 24.4 mn in 1H06 which, however, included the € 24.9-mn capital gain on the sale of the Elba subsidiary) **vs. € 6.7 mn expected.** The difference is mainly explained by higher finance expense (there were also one-off costs of € 1.5 mn relating to the new programme for no-recourse assignment of receivables for the 2007-2010 period).

- **NFP = € -381 mn** – worse than our estimate of € -320 mn. This was partly due to € 30 mn less use of no-recourse assignment of receivables and in part to higher NWC than expected.

2007 OUTLOOK

The conference call with DLG manager produced some interesting pointers, i.e.

- **Sales growth of between 5% and 10% YoY is also expected in 2H07**
- **The positive FY2007 impact of USD depreciation is estimated to be around € 15 mn**
- Management does not see any particular price pressures in any major market
- Germany, Russia, and Austria are growing at particularly strong rates. In America and the UK DLG is seeing slight decline of demand – but is offsetting this with the launch of several new products (which are being well received by the market).

ESTIMATES AND VALUATION

Following DLG's good 1H07 results, **we have revised our 2007 estimates slightly upwards** (sales now +2% to € 1.5 bn and EBITDA +4% to € 151 mn), mainly **to reflect (a) better performance by the Professional division** (we now estimate sales of € 390 mn vs. € 365 mn previously) **and (b) the positive trend of the €/USD exchange rate** (DLG has a bias on the cost side of around USD 200 mn).
We have also **factored in USD depreciation from 2008 onwards, increasing EBITDA by 2% on average.**

2007-2009 ESTIMATES										
	2005	%	2006	%	2007E	%	2008E	%	2009E	%
Revenues	**1,233.6**	**100**	**1,363.0**	**100**	**1,500.4**	**100**	**1,565.6**	**100**	**1,620.0**	**100**
Change%	-2%		10%		10%		4%		3%	
Adj EBIDTA	**97.4**	**7.9**	**122.8**	**9.0**	**157.0**	**10.5**	**166.5**	**10.6**	**177.1**	**10.9**
Non Recurring Items	-12.4		2.8		-5.7		0.0		0.0	
EBITDA	**85.0**	**6.9**	**125.6**	**9.2**	**151.3**	**10.1**	**166.5**	**10.6**	**177.1**	**10.9**
Change%	-28%		48%		21%		10%		6%	
EBIT	**67.5**	**5.5**	**85.0**	**6.2**	**110.7**	**7.4**	**125.1**	**8.0**	**134.9**	**8.3**
Change%	-13%		26%		30%		13%		8%	
Financial revenues (charges)	-40.0		-56.4		-34.4		-33.3		-32.6	
Pre Tax Profit	**27.5**	**2.2**	**61.4**	**4.5**	**66.7**	**4.4**	**82.0**	**5.2**	**92.3**	**5.7**
Change%	-19%		123%		9%		23%		13%	
Taxes	-2.6		-20.9		-25.4		-31.2		-35.1	
Minorities	-0.1		-0.7		-0.7		-0.7		-0.8	
Net Profit	**24.8**	**2.0**	**39.8**	**2.9**	**40.7**	**2.7**	**50.1**	**3.2**	**56.5**	**3.5**
Change%	-30%		61%		2%		23%		13%	
adj NFP	**-511.4**		**-431.6**		**-422.4**		**-396.4**		**-362.9**	

Source: Company data & Euromobiliare SIM estimates

After incorporating the new estimates, **our valuation increases by 2% to € 5.1** per share. **We nevertheless confirm our neutral view** because we believe that, at present multiples (2007-08E P/E multiple of around 16x and 13x respectively and 2008E FCF of around 6%), **DLG stock is fairly valued.**

SENSITIVITY OF OUR DCF VALUATION

SENSITIVITY ANALYSIS

		Perpetual growth				
		0.50%	**1.00%**	**1.50%**	**2.00%**	**2.50%**
	7.60%	4.6	5.1	5.6	6.2	6.9
	7.80%	4.4	4.8	5.3	5.9	6.6
WACC	**8.00%**	4.2	4.6	5.1	5.6	6.2
	8.20%	4.0	4.4	4.8	5.3	5.9
	8.40%	3.9	4.2	4.6	5.1	5.6

Source: Euromobiliare SIM estimates

STATEMENT OF RISK

The primary factors that could **adversely** affect our view of DLG are the following:

- Deterioration of European market
- Increase in raw material costs
- More pressure from competitors

The primary factors that could **positively** affect our view of DLG are the following:

- Decrease in raw material costs
- Less pressure from competitors
- Further devaluation of USD vs. EUR.

MAIN FIGURES (€ mn)										
	2005	%	2006	%	2007E	%	2008E	%	2009E	%
Sales	1,234	100	1,363	100	1,500	100	1,566	100	1,620	100
Change	-2%		10%		10%		4%		3%	
EBITDA	85	6.9	126	9.2	151	10.1	166	10.6	177	10.9
Change	-28%		48%		21%		10%		6%	
EBITDA adj	97	7.9	123	9.01	157	10.5	166	10.6	177	10.9
Change	-13%		26%		30%		13%		8%	
EBIT	67	5.5	85	6.2	111	7.4	125	8.0	135	8.3
Change	-16%		26%		30%		13%		8%	
Pre Tax Inc.	27	2.2	61	4.5	67	4.4	82	5.2	92	5.7
Change	-19%		123%		9%		23%		13%	
Net Income	25	2.0	40	2.9	41	2.7	50	3.2	56	3.5
Change	-30%		61%		2%		23%		13%	
Free cash flow	-44	-3.6	249	18.3	18	1.2	36	2.3	46	2.8
Change	-265%		nm		-93%		100%		25%	

FINANCIAL FIGURES					
	2005	2006	2007E	2008E	2009E
Cap. Exp.	61	40	44	40	41
NWC	504	345	379	396	410
Net Fin. Pos.	-511	-432	-422	-396	-363
D/E	0.7	0.5	0.4	0.4	0.3
Cap. employed	1,183	1,122	1,144	1,157	1,168
ROCE	5%	5%	6%	7%	7%

PER SHARE DATA (€ cent)					
	2005	2006	2007E	2008E	2009E
Eps	16.6	26.6	27.2	33.5	37.8
Change	-24%	61%	2%	23%	13%
Eps Adj.	15.4	14.3	29.6	33.5	37.8
Change	7%	-7%	107%	13%	13%
Dividend ord.	0.02	0.06	0.07	0.08	0.09

MARKET RATIOS					
	2005	2006	2007E	2008E	2009E
PE	17.5	17.3	16.4	13.3	11.8
PE Adj.	18.8	32.2	15.1	13.3	11.8
PBV	0.74	1.11	1.03	0.97	0.91
Yield ord.	0.7%	1.3%	1.6%	1.8%	2.0%
FCF yield	-10 2%	36.2%	2.7%	5.5%	6.8%

EV FIGURES					
	2005	2006	2007E	2008E	2009E
EV/Sales	0.7	0.7	0 6	0.6	0 6
EV/EBITDA	9.8	8.0	6.4	5.7	5.1
EV/EBITDA Adj	9.7	9.1	7.2	6.4	5.8
EV/EBIT	12.3	11.8	8.8	7.5	6.7
EV/CE	0.7	0.9	0.8	0.8	0.8

Source: Euromobiliare SIM estimates and company data

COMPANY VALUATION	
NPV of FCF	229
Perpetuity	965
EV	1,194
NFP	-432
Equity	763
nr shares	150
per share	5.1
WACC	8.0%
EV/EBITDA perpetuity	6.6

SALES BREAKDOWN


Profession
al
23%
Household
77%

2006 BREAKDOWN BY COUNTRY


RoW
18%
Italy
24%
North
America
9%
UK
11%
RoE
38%

CAPEX € mn (process, products, IT)


52
61
40
44
2004
2005
2006
2007

INFORMATION PURSUANT TO ARTICLE 69 ET SEQ. OF CONSOB (Italian securities & exchange commission) REGULATION no. 11971/1999

This publication has been prepared by Dino Catena on behalf of Euromobiliare SIM SpA (licensed to practice by CONSOB resolution no. 11761 of December 22nd 1998 and registered as no. 67 in the Italian central register of investment service companies and financial intermediaries)

In the past Euromobiliare SIM has published studies on De Longhi.

Euromobiliare SIM is distributing this publication via e-mail to some 700 qualified operators today: Wednesday, 19 September 2007

The prices of the financial instruments shown in the report are the reference prices posted on the day before publication of the same.

Euromobiliare SIM intends to provide continuous coverage of the financial instrument forming the subject of the present publication, with a semi-annual frequency and, in any case, with a frequency consistent with the timing of the issuer's periodical financial reporting and of any exceptional event occurring in the issuer's sphere of activity.
The information contained in this publication is based on sources believed to be reliable. Although Euromobiliare SIM makes every reasonable endeavour to obtain information from sources that it deems to be reliable, it accepts no responsibility or liability as to the completeness, accuracy or exactitude of such information. If there are doubts in this respect, Euromobiliare SIM clearly highlights this circumstance. The most important sources of information used are the issuer's public corporate documentation (such as, for example, annual and interim reports, press releases, and presentations) besides information made available by financial service companies (such as, for example, Bloomberg and Reuters) and domestic and international business publications. It is Euromobiliare SIM's practice to submit a pre-publication draft of its reports for review to the Investor Relations Department of the issuer forming the subject of the report, solely for the purpose of correcting any inadvertent material inaccuracies. This note has not been submitted to the issuer.
Euromobiliare SIM has adopted internal procedures able to assure the independence of its financial analysts and that establish appropriate rules of conduct for them.

Furthermore, it is pointed out that Euromobiliare SIM SpA is an intermediary licensed to provide all investment services as per Italian Legislative Decree no. 58/1998. Given this, Euromobiliare SIM might hold positions in and execute transactions concerning the financial instruments covered by the present publication, or could provide, or wish to provide, investment and/or related services to the issuers of the financial instruments covered by this publication. Consequently, it might have a potential conflict of interest concerning the issuers, financial issuers and transactions forming the subject of the present publication.

In addition, it is also pointed out that, within the constraints of current internal procedures, Euromobiliare SIM's directors, employees and/or outside professionals might hold long or short positions in the financial instruments covered by this publication and buy or sell them at any time, both on their own account and that of third parties.

The remuneration of the financial analysts who have produced the publication is not directly linked to corporate finance transactions undertaken by Euromobiliare SIM or by the Credem Group.

The recommendations to BUY, HOLD and REDUCE are based on Expected Total Return (ETR – expected absolute performance in the next 12 months inclusive of the dividend paid out by the stock's issuer) and on the degree of risk associated with the stock, as per the matrix shown in the table. The level of risk is based on the stock's liquidity and volatility and on the analyst's opinion of the business model of the company being analysed. Due to fluctuations of the stock, the ETR might temporarily fall outside the ranges shown in the table.

EXPECTED TOTAL RETURN FOR THE VARIOUS CATEGORIES OF RECOMMENDATION AND RISK PROFILE

Recommendation/Rating	Low Risk	Medium Risk	High Risk
BUY	ETR >= 7.5%	ETR >= 10%	ETR >= 15%
HOLD	-5% <ETR< 7.5%	-5% <ETR< 10%	0% <ETR< 15%
REDUCE	ETR <= -5%	ETR <= -5%	ETR <= 0%

The methods preferred by Euromobiliare SIM to evaluate and set a value on the stocks forming the subject of the publication, and therefore the Expected Total Return in 12 months, are those most commonly used in market practice, i.e. multiples comparison (comparison with market ratios, e.g. P/E, EV/EBITDA, and others, expressed by stocks belonging to the same or similar sectors), or classical financial methods such as discounted cash flow (DCF) models, or others based on similar concepts. For financial stocks, Euromobiliare SIM also uses valuation methods based on comparison of ROE (ROEV – return on embedded value – in the case of insurance companies), cost of capital and P/BV (P/EV – ratio of price to embedded value – in the case of insurance companies).

MOST RECENT RECOMMENDATIONS:

Date	Rec.	Comment
14 September 2007	HOLD (Good Morning)	

DISCLAIMER

The purpose of this publication is merely to provide information that is up to date and as accurate as possible. The publication does not represent to be, nor can it be construed as being, an offer or solicitation to buy, subscribe or sell financial products or instruments, or to execute any operation whatsoever concerning such products or instruments.
Euromobiliare SIM does not guarantee any specific result as regards the information contained in the present publication, and accepts no responsibility or liability for the outcome of the transactions recommended therein or for the results produced by such transactions. Each and every investment/divestiture decision is the sole responsibility of the party receiving the advice and recommendations, who is free to decide whether or not to implement them. Therefore, Euromobiliare SIM and/or the author of the present publication cannot in any way be held liable for any losses, damage or lower earnings that the party using the publication might suffer following execution of transactions on the basis of the information and/or recommendations contained therein.
The estimates and opinions expressed in the publication may be subject to change without notice.

EQUITY RATING DISPERSION

	COMPANIES COVERED	COMPANIES COVERED WITH BANKING RELATIONSHIP
BUY	49.7%	44%
HOLD	43.0%	56%
REDUCE	7.3%	0%
NOT RATED	0%	0%

Caboto

distributes this report issued by INTESA SANPAOLO

1H07 Results & Earnings Revision

DE LONGHI — HOLD

Market price (ord): EUR 4.508


17/9/07
5.50
5.00
4.50
4.00
3.50
3.00
2.50
S O N D J F M A M J J A S
— DE LONGHI
— MILAN MIBTEL - PRICE INDEX
Source: DATASTREAM

Company Key Data	2006A	2007E	2008E	2009E
Revenues (EUR M)	1,363.0	1,513.5	1,604.3	1,700.6
EBITDA (EUR M)	125.6	152.6	178.6	199.9
EBIT (EUR M)	85.0	108.7	130.4	148.9
Net Income (EUR M)	39.7	41.1	57.6	72.6
Dividend Ord. (EUR)	0.02	0.07	0.11	0.14
EPS adj (EUR)	0.07	0.31	0.39	0.49
EV/EBITDA (x)	7.9 (*)	6.4 (*)	5.3 (*)	4.5 (*)
P/E adj (x)	61.7	14.4	11.7	9.3

Note (*): Excluding a securitisation for EUR 112M. A: actual, data taken from 2006 financial statements and Intesa Sanpaolo Equity Research calculations E: expected, Intesa Sanpaolo Equity Research estimates

See Pages 4 and 5 for Analyst Certification and Full Disclosures

Company Data		*Ords*
N. of Shares (M):		150
Market Price (EUR):		4.51
Target Price (EUR):		**5.00**
Target Upside:		**11%**
Previous Target (EUR):		4.8
Market Data		
Market Cap (EUR M)		673.9
Free Float (%)		22.8
12 m Hi/Lo (EUR)		5.3/2.9375
Average Volumes ('000)		37.7
Other Info		
Sector		Durable Goods
Reuters Code		DLG.MI
Bloomberg Code		DLG IM
Mibtel Index		30,397
Performance (%)	***Abs***	***Rel***
1 month	1.6	2.3
3 months	-11.4	-2.8
12 months	54.0	49.4

17 September 2007

Equity Analyst:
Luca Bacoccoli +39 02 8021 5026
luca.bacoccoli@intesasanpaolo.com

A Rosy Scenario Ahead

- **1H07 results: Better than expected excluding extraordinary items:** EBITDA and EBIT post non-recurring items were almost in line with our estimates, showing a good progression vs. 1H06 both in absolute terms as well as a percentage of sales (see tables N° 1 - 2). Sales already disclosed at the end of July were confirmed at EUR 636M, implying a healthy 10.5% growth vs. 1H06. However, 1H07 was penalised by EUR 5.7M of extraordinary items related to the fire that occurred a few months ago. Restating 1H07 for this item, which was not included in our estimates, EBITDA would have been EUR 57.5M (9% of sales) vs. EUR 39M in 1H06 (6.8% of sales), and around 11% better than expected. Net debt climbed to EUR 381.1M from EUR 314.6M for FY06 and EUR 360.6M due to NWC cash absorption (EUR 34M) and higher capex (+EUR 11M vs. 1H06).
- **Conference call & estimates: Positive Outlook reiterated, 2007 EPS raised 10.6%.** During the conference call, the CEO of De Longhi gave a rather bullish scenario for 2H07 turnover, which is expected to grow by around 5-10% as both the Household and Professional divisions are performing well and visibility on 3Q07 is very good. We feel that growth should be close to the high end of the range. The CEO is quite confident about the consumer spending trends in the U.S. and the U.K. A possible slowdown in these markets could be offset by new products that are in the pipeline and also to a better penetration in some promising new countries (ie, Russia). Despite still very high raw material prices, the dollar depreciation will keep offsetting input cost inflation, while in 2H07 there should not be any extraordinary items other than the EUR 5.7M booked in 1H07 related to the fire. We revised upwards our 2007 top-line forecast to EUR 1.5Bn (+4.5% vs. previous estimates), implying an 11% growth yoy and EBITDA rising from EUR 144M to EUR 158M pre-extraordinary items. 2007 net profit climbed from EUR 37M to EUR 41.1M (EUR 46.8M adjusted). We also raised 2008-09 EBITDA by 12% and 13% respectively.
- **Valuation.** Running a DCF model with these new assumptions and with a higher WACC (8%), due to a higher risk free (from 4.0% to 4.8%), **our fair value increases from EUR 4.8 per share to EUR 5.0 per share.** Although newsflow continues to be good and the company momentum is improving faster than expected, current market prices are already discounting this rosy scenario as mirrored by EV/EBITDA 07-08E at 7.2x and 5.9x (see table 1, page 2 of our report of 14 May 2007 for explanation of securitisation) respectively vs. 7.1x and 6.8x of Seb, its main peer and competitor (Source:JCF). **HOLD.**
- **Key risks.** On the upside, the main risk is an earlier-than-expected completion of the successful turnaround, while on the downside the main risks are a strong drop of consumer spending in some key markets and a further increase in raw materials prices.

Banca Caboto S.p.A.
Piazzetta Giordano Dell'Amore 3, 20121 Milano Telephone +39 02 80211 E-mail: info@caboto.it www.caboto.it
Share capital €482,464,000 ABI Code 3249.0 Company Register number, Tax Code, and VAT Code 04377700150 Bank Register enrollment number 5570 Company under the management and coordination of Intesa Sanpaolo S.p.A. and part of the Intesa Sanpaolo Group, enrolled in the Banking Group Register, member of the Interbank Deposit Protection Fund and the National Guarantee Fund.

1H07 Results

Table 1: De Longhi – 2Q07 results

EUR M		2Q06A	2Q07A	2Q07E	2Q07A vs. 2Q06A	2Q07A vs. 2Q07E	Comments
Revenue		300.0	345.3	344.8	*15.1%*	***0.1%***	LFL growth: ca+10%. Strong air conditioning season
Gross margin		116.5	138.8	NA	*19.1%*		140bps due to sales mix and price increase
	on sales	*38.8%*	*40.2%*				
EBITDA pre non recurring items		24.1	33.9	28.6	*40.7%*	***18.5%***	EBITDA margin +190bps due to higher gross margin and efficiency
	on sales	*8.0%*	*9.8%*	*8.3%*			
EBITDA post non recurring		21.9	28.7	28.6	*31.1%*	***0.3%***	Negative impact of EUR 5.7M of extr. items
	on sales	*7.3%*	*8.3%*	*8.3%*			
EBIT post non recurring		12.6	19.3	17.6	*53.2%*	***9.6%***	
	on sales	*4.2%*	*5.6%*	*5.1%*			
PBT		24.2	7.1	6.0	*-70.7%*	***18.0%***	Capital gain of EUR 26.4M from Elba disposal in 2006

A: Actual, data taken from 2Q06 and 2Q07 reports, and Intesa Sanpaolo Equity Research calculations E: Expected, Intesa Sanpaolo Equity Research estimates NA: Not Available

Table 2: De Longhi - 1H07 results

EUR M		1H06A	1H07A	1H07E	1H07A vs. 1H06A	1H07A vs. 1H07E
Revenue		576.2	636.5	636.0	*10.5%*	*0%*
Gross margin		219.9	250.1	NA	*13.7%*	
	on sales	*38.2%*	*39.3%*			
EBITDA pre non recurring items		43.8	57.5	51.7	*31.3%*	
	on sales	*7.6%*	*9.0%*	*8.1%*		
EBITDA post non recurring		41.4	51.8	51.7	*25.1%*	*0%*
	on sales	*7.2%*	*8.1%*	*8.1%*		
EBIT post non recurring		22.3	32.7	31.0	*46.6%*	*5%*
	on sales	*3.9%*	*5.1%*	*4.9%*		
PBT		24.7	9.6	8.5	*-61.1%*	*13%*

A: Actual, data taken from 1H06 and 1H07 reports, and Intesa Sanpaolo Equity Research calculations E: Expected, Intesa Sanpaolo Equity Research estimates

DE LONGHI

17 Sep 2007

Sector:	**Durable Goods**		Mkt Price (EUR)	Target (EUR)	Rating
Datatype:	*Industrial*	Ordinary	**4.5**	**5.0**	**HOLD**
REUTERS CODE	DLG.MI				

Values per Share (EUR)	2004	2005	2006A	2007E	2008E	2009E
No. Ordinary Shares (M)	150	149.5	149.5	149.5	149.5	149.5
No. NC Saving/Preferred Shares (M)	-	-	-	-	-	-
Total No. of Equivalent Shares (M)	150	149.5	149.5	149.5	149.5	149.5
EPS Adjusted	0.23	0.24	0.07	0.31	0.39	0.49
CFPS	0.52	0.42	0.54	0.57	0.71	0.83
BVPS	3.75	3.92	4.15	4.41	4.72	5.10
Dividend Ord	0.060	0.06	0.02	0.07	0.11	0.14
Dividend SAV Nc	-	-	40.600	43.892	-	-
Income Statement (EUR M)	**2004**	**2005**	**2006A**	**2007E**	**2008E**	**2009E**
Sales	1,287.0	1,257.7	1,363.0	1,513.5	1,604.3	1,700.6
EBITDA	137.2	105.0	125.6	152.6	178.6	199.9
EBIT	74.0	67.5	85.0	108.7	130.4	148.9
Pre-tax Income	19.7	27.4	61.3	69.8	93.1	114.4
Net Income	14.9	24.7	39.7	41.1	57.6	72.6
Adj. Net Income	33.8	35.9	10.9	46.8	57.6	72.6
Cash Flow (EUR M)	**2004**	**2005**	**2006A**	**2007E**	**2008E**	**2009E**
Net Income before Minorities	15.1	24.8	40.4	41.2	58.6	72.9
Depreciation and Provisions	63.2	37.5	40.6	43.9	48.1	51.0
Change in Working Capital	(83.4)	(35.8)	203.0	(36.9)	(29.4)	(20.1)
Operating Cash Flow	(5.1)	26.5	284.0	48.3	77.3	103.8
Capital Expenditure	(50.7)	(60.8)	(69.5)	(37.8)	(40.1)	(42.5)
Other (uses of Funds)	(1.5)	(10.0)	(14.0)	4.5	4.8	5.0
Free Cash Flow	**(57.3)**	**(44.3)**	**200.5**	**15.0**	**42.0**	**66.3**
Dividends and Equity Changes	(9.0)	(9.0)	(3.0)	(3.0)	(10.3)	(16.1)
Net Cash Flow	**(66.3)**	**(53.3)**	**197.5**	**12.0**	**31.7**	**50.2**
Balance Sheet (EUR M)	**2004**	**2005**	**2006A**	**2007E**	**2008E**	**2009E**
Net Capital Employed	**876.2**	**1,096.9**	**935.2**	**961.3**	**977.0**	**983.2**
of which Associates	-	-	-	-	-	-
Net Debt (Cash)	313.5	511.4	314.6	302.6	270.9	220.7
Minorities	1.7	-	-	-	-	-
Net Equity	561.0	585.5	620.6	658.7	706.0	762.5
Market Cap	*674*	*674*	*673.9*	*673.9*	*673.9*	*673.9*
Enterprise Value (*)	*989*	*1,185*	*989(**)*	*977(**)*	*945(**)*	*895(**)*
Stock Market Ratios	**2004**	**2005**	**2006A**	**2007E**	**2008E**	**2009E**
P/E adj	19.9x	18.8x	61.7x	14.4x	11.7x	9.3x
P/CEPS	8.6x	10.8x	8.4x	7.9x	6.4x	5.5x
P/BVPS	1.2x	1.2x	1.1x	1.0x	1.0x	0.9x
Dividend Yield (%ord)	1.3%	1.3%	0.4%	1.5%	2.4%	3.0%
Dividend Yield (%sav)						
EV/Sales	0.8x	0.9x	0.7x	0.6x	0.6x	0.5x
EV/EBITDA	7.2x	11.3x	7.9x (**)	6.4x (**)	5.3x (**)	4.5x (**)
EV/EBIT	13.4x	17.6x	11.6x	9.0x	7.2x	6.0x
EV/CE	1.1x	1.1x	1.1x	1.0x	1.0x	0.9x
D/EBITDA	2.3x	4.9x	2.5x	2.0x	1.5x	1.1x
D/EBIT	4.2x	7.6x	3.7x	2.8x	2.1x	1.5x
Profitability & Financial Ratios	**2004**	**2005**	**2006A**	**2007E**	**2008E**	**2009E**
EBITDA Margin (%)	10.7%	8.3%	9.2%	10.1%	11.1%	11.8%
EBIT Margin (%)	5.7%	5.4%	6.2%	7.2%	8.1%	8.8%
Tax Rate (%)	23.4%	9.5%	34.1%	40.9%	37.0%	36.3%
Net Income Margin (%)	1.2%	2.0%	2.9%	2.7%	3.6%	4.3%
ROE (%)	2.7%	4.2%	6.4%	6.2%	8.2%	9.5%
Debt/Equity Ratio	0.6x	0.9x	0.5x	0.5x	0.4x	0.3x
Growth		**2005**	**2006A**	**2007E**	**2008E**	**2009E**
Sales (%)		-2.3%	8.4%	11.0%	6.0%	6.0%
EBITDA (%)		-23.5%	19.6%	21.5%	17.0%	12.0%
EBIT (%)		-8.8%	25.9%	27.9%	20.0%	14.1%
Pre-tax Income (%)		39.1%	123.8%	13.9%	33.3%	22.9%
Net Income (%)		65.8%	60.8%	3.4%	40.2%	26.0%
Adj. Net Income (%)		6.2%	-69.6%	328.3%	23.1%	26.0%

(*) Note : EV = Mkt cap + Net Debt + Minorities * P/BV – Associates (**) excluding secritization for EUR 112M

A: actual, data taken from the 2004-2006 financial statements and Intesa Sanpaolo Equity Research calculations; E: expected, Intesa Sanpaolo Equity Research estimates.

APPENDIX 1

ANALYST CERTIFICATION

The financial analyst(s) who prepared this report, and whose name(s) and role(s) appear on the first page, certifies/y that:

(1) The views expressed on the company mentioned herein accurately reflect their personal views;

(2) No direct or indirect compensation has been or will be received in exchange for any views expressed.

SPECIFIC DISCLOSURES:

1. Neither the analyst nor any member of the analyst's household has a financial interest in the securities of the Company/ies.

2. Neither the analyst nor any member of the analyst's household serves as an officer, director or advisory board member of the Company/ies.

3. The analyst named in the document is a member of AIAF.

4. The analyst of this report does not receive bonuses, salaries, or any other form of compensation that is based upon specific investment banking transactions.

5. The research department supervisors do not have a financial interest in the securities of the Company/ies.

IMPORTANT DISCLOSURES

This research has been prepared by Intesa Sanpaolo S.p.A. on behalf of Banca Caboto S.p.A.. Intesa Sanpaolo S.p.A. accepts full responsibility for the contents of this report. Please also note that Intesa Sanpaolo S.p.A. reserves the right to issue this document to its own clients.

Opinions and estimates in this research are as at the date of this material and are subject to change without notice to the recipient. Information and opinions have been obtained from sources believed to be reliable, but no representation or warranty is made as to their accuracy or correctness.

Past performance is not a guarantee of future results.

The investments and strategies discussed in this research may not be suitable for all investors. If you are in any doubt you should consult your investment advisor.

This report has been prepared solely for information purposes and is not intended as an offer or solicitation with respect to the purchase or sale of any financial products. It should not be regarded as a substitute for the exercise of the recipient's own judgement.

No Intesa Sanpaolo S.p.A. or Banca Caboto S.p.A. entities accept any liability whatsoever for any direct, consequential or indirect loss arising from any use of material contained in this report.

This document may only be reproduced or published together with the name of Intesa Sanpaolo S.p.A. and Banca Caboto S.p.A..

Intesa Sanpaolo S.p.A. and Banca Caboto S.p.A. have in place a Joint Conflicts Management Policy for managing effectively the conflicts of interest which might affect the impartiality of all investment research which is held out, or where it is reasonable for the user to rely on the research, as being an impartial assessment of the value or prospects of its subject matter. A copy of this Policy is available to the recipient of this research upon making a written request to the Compliance Officer, Intesa Sanpaolo S.p.A., 90 Queen Street, London EC4N 1SA.

Intesa Sanpaolo S.p.A. has formalised a set of principles and procedures for dealing with conflicts of interest ("Research Policy"). The Research Policy is clearly explained in the relevant section of Banca Caboto's web site (www.caboto.it).

Banca Caboto S.p.A. and Intesa Sanpaolo S.p.A. are both part of the Gruppo Intesa Sanpaolo. Intesa Sanpaolo S.p.A. and Banca Caboto S.p.A. are both authorised by the Banca d'Italia and are regulated by the Financial Services Authority in the conduct of designated investment business in the UK.

Intesa Sanpaolo S.p.A. issues and circulates research to Qualified Institutional Investors in the USA only through Banca IMI Securities Corp., 245 Park Avenue, 35th floor, 10167 New York, NY,USA, Tel: (1) 212 326 1230.

Residents in Italy: This document is intended for distribution only to professional investors as defined in art.31, Consob Regulation no. 11522 of 1.07.1998 either as a printed document and/or in electronic form.

Person and residents in the UK: This document is not for distribution in the United Kingdom to persons who would be defined as private customers under rules of the FSA.

US persons: This document is intended for distribution in the United States only to Qualified Institutional Investors as defined in Rule 144a of the Securities Act of 1933. US Customers wishing to effect a transaction should do so only by contacting a representative at Banca IMI Securities Corp. in the US (see contact details above).

Valuation methodology

The Intesa Sanpaolo S.p.A. Equity Research Department values the companies for which it assigns recommendations as follows:

We obtain a fair value using a number of valuation methodologies including: discounted cash flow method (DCF), dividend discount model (DDM), embedded value methodology, return on allocated capital, break-up value, asset-based valuation method, sum-of-the-parts, and multiples-based models (for example PE, P/BV, PCF, EV/Sales, EV/EBITDA, EV/EBIT, etc.). The financial analysts use the above valuation methods alternatively and/or jointly at their discretion.

The assigned target price may differ from the fair value, as it also takes into account overall market/sector conditions, corporate/market events, and corporate specifics (ie, holding discounts) reasonably considered to be possible drivers of the company's share price performance. These factors may also be assessed using the methodology indicated above.

Equity rating key

In its recommendations, Intesa Sanpaolo S.p.A. uses an "absolute" rating system, which is not related to market performance and whose key is reported below:

BUY: if the target price is 20% higher than the market price.

ADD: if the target price is 10%-20% higher than the market price.

HOLD: if the target price is 10% below or 10% above the market price.

REDUCE: if the target price is 10%-20% lower than the market price.

SELL: if the target price is 20% lower than the market price.

TARGET PRICE: the market price that the analyst believes that the share may reach within a one-year time horizon.

MARKET PRICE: closing price on the day before the issue date of the report, as indicated on the first page.

RATING SUSPENDED: The rating and target price have been suspended temporarily to comply with applicable regulations and/or firm policies in certain circumstances, including when Intesa Sanpaolo Group is acting in an advisory capacity in a merger or strategic transaction involving the company.

NO RATING: The company is or may be covered by the Research Department but no rating or target price is assigned.

Coverage policy and frequency of research reports

The list of companies covered by the Research Department is available upon request. Intesa Sanpaolo S.p.A. aims to provide continuous coverage of the companies on the list in conjunction with the timing of periodical accounting reports and any exceptional event that affects the issuer's operations. The companies for which Banca Caboto acts as sponsor or specialist are covered in compliance with regulations issued by regulatory bodies with jurisdiction.

In the case of a short note, we advise investors to refer to the most recent company report published by Intesa Sanpaolo S.p.A's Research Department for a full analysis of valuation methodology, earnings assumptions and risks. Research is available on Caboto's web site (www.caboto.it) or by contacting your sales representative.

SPECIFIC DISCLOSURES

We provide the following information on Intesa Sanpaolo Group's conflicts of interest:

1 - The Intesa Sanpaolo Group has a conflict of interest in as much as it plans to solicit investment banking business or intends to seek compensation from the Company in the next three months.

Historical recommendations and target price


Target Price

Date	Rating	TP	Mkt Price
11-Sep-06	HOLD	3.00	2.80
14-Nov-06	UR	UR	3.66
14-May-07	HOLD	4.80	4.72

INTESA SANPAOLO RESEARCH RATING DISTRIBUTION *(July 07)*

Number of companies covered: 68	BUY	ADD	HOLD	REDUCE	SELL
Equity research Coverage relating to the last rating	*13.0%*	*37.0%*	*46.0%*	*3.0%*	*1.0%*
Intesa Sanpaolo's Clients (*)	*56.0%*	*16.0%*	*13.0%*	*0%*	*0%*

(*) Companies on behalf of whom Intesa Sanpaolo and the other companies of the Intesa Sanpaolo Group have provided corporate and investment banking services in the last 12 months.

Equity Research

Luca Bacoccoli	+39 02 8021 5026
Monica Bosio	+39 02 8021 2725
Ester Brizzolara	+39 02 8021 5984
Alberto Francese	+39 02 8021 2707
Manuela Meroni	+39 02 8021 5937
Gian Luca Pacini	+39 02 8021 2971
Fabio Picardi	+39 02 8021 2972
Roberto Ranieri	+39 02 8021 5011
Mauro Rilasciati	+39 02 8021 5688
Laura Carozza	+39 02 8021 5899

Technical Analysis

Emanuele Cecere	+39 02 8021 5546
Corrado Binda	+39 02 8021 5763
Sergio Mingolla	+39 02 8021 5483

Research Assistants & Distribution

Cinzia Bovina	+39 02 8021 5437
Elena Giordano	+39 02 8021 2742

Exchange Traded Derivatives

Matteo Massardi	+39 02.8021 2407
Duncan Barker	+39 02.8021 2427
Carmine Calamello	+39 02.8021 2429
Lorenzo Cingolani	+39 02.8021 2426
Umberto De Paoli	+39 02.8021 2424
Cristian De Zen	+39 02.8021 2423
Franco Nardo	+39 02.8021 2421

Institutional Sales

Nicola Maccario	+39 02 8021 5517
Carlo Cavalieri	+39 02 8021 2722
Umberto Grimi	+39 02 8021 5963
Francesca Guadagni	+39 02 8021 5817
Gregory Halvorsen	+39 02 8021 5857
Laura Spinella	+39 02 8021 5782
Daniela Stucchi	+39 02 8021 5708

Sales Direct Market Access

Insaf Amri	+39 02 8021 5897
Claudio Manes	+39 02 8021 5542
Nicola Mastrototaro	+39 02 8021 2976

US Institutional Sales

Marco Letizia	+1 212 326 1233
Joe Frisone	+1 212 326 1235
Jack Del Duca	+1 212 326 1234
Barbara Leonardi	+1 212 326 1232

Sales Trading

Roberto Gussoni	+39 02 8021 5929
Adele Marchetti	+39 02 8021 5880
Lorenzo Pennati	+39 02 8021 5647
Stefano Rivarola	+39 02 8021 5420
Mark Wilson	+39 02 8021 2758

Trading

Orazio Ruggeri	+39 02 8021 5314
Sergio Francolini	+39 02 8021 5859
Stefania Capra	+39 02 8021 5449
Laura Costa	+39 02 8021 5888
Paolo Masa	+39 02 8021 5791

Securities Lending

Carlo Antonioli	+44 207 894 2444

Corporate Brokerage

Danilo Brusa	+39 02 8021 5917
Fabrizio Speroni	+39 02 8021 5894

File No. 82-34652

Italian Research | 2Q07 Results | Milan, September 13, 2007

Intermonte

DE' LONGHI — OUTPERFORM

Price (Eu): 4.51

Target Price (Eu): 5.70

SECTOR: Consumers

Stefano Corneliani +39-02-77115.359
e-mail: corneliani@intermonte.it

Elisa Corghi +39-02-77115.439
e-mail: corghi@intermonte.it

2Q Just Fine, 2H Looks Good

- **2Q results slightly better than expected despite higher non-recurring costs.** Yesterday, De' Longhi announced that it closed 2Q with revenues (already released at the end of July) up 15.1% YoY to Eu345mn. EBITDA and EBIT grew more than proportionally despite the company having incurred Eu5.3mn in net non-recurring costs (due to a fire that occurred at its plant in Treviso): EBITDA grew by 31% to Eu29mn while EBIT jumped by 54% to Eu19mn. Net income fell 86% to Eu3.5mn, a decline entirely attributable to the capital gain recorded in 2Q06 that skews the comparison. Net of capital gains, adjusted net income improved remarkably, to Eu3.5mn from last year's net loss of Eu0.7mn. Net debt increased by Eu16.5mn to Eu381mn in 2Q. 2Q results were slightly better than our expectations despite heavier non-recurring expenses.

- **FY07 Outlook sounds good.** At today's conference call, management was pretty optimistic about future developments. In this regard, De' Longhi expects the second half of the year to deliver a still healthy +5-10% revenue growth. Positive indications were also given on margins: management stated that the 200bp improvement at EBITDA level (before non-recurring items) is sustainable and testified that the delocalization of most of the production to China is delivering positive results. These indications match up well with our FY expectations and lift visibility on '07 estimates.

- **'07-09 EPS fine-tuned.** We just fine-tuned our '07-09 EPS estimates, as we expect that a slightly better operating profitability will be drained by higher financial charges, purely connected to the recent surge in interest rates and corporate spreads.

- **OUTPERFORM confirmed. Target price unchanged at Eu5.70 per share.** After 2Q results, we confirm our OUTPERFORM recommendation as we think that De' Longhi is one of the very few listed companies that could take advantage of the ongoing global warming despite the presumable slowdown that is expected to hit consumer spending. On top of this and despite the benefits already delivered, we think that the delocalization of production to China has yet to fulfill its potential. In accordance with our negligible change in estimates, we have kept our target price unchanged at Eu5.70 per share.

Key Figures	2005A	2006A	2007E	2008E	2009E
Sales (Eu mn)	1,258	1,363	1,486	1,580	1,665
Ebitda (Eu mn)	105	126	148	177	198
Net profit (Eu mn)	25	40	36	54	68
EPS - New (Eu)	0.10	0.10	0.26	0.36	0.45
EPS - Old (Eu)	0.10	0.10	0.25	0.36	0.46
DPS (Eu)	0.02	0.06	0.06	0.09	0.12

Ratios & Multiples	2005A	2006A	2007E	2008E	2009E
P/E	46.1	45.5	17.5	12.4	10.0
Div. Yield	0.4%	1.3%	1.3%	2.0%	2.6%
EV/Ebitda	11.3	9.0	7.6	6.2	5.3
ROCE	6.8%	8.4%	11.4%	14.2%	16.2%

DE' LONGHI - 12m Performance



5.5
5.0
4.5
4.0
3.5
3.0
2.5
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
DE' LONGHI
DE' LONGHI Relative to BCI (Rebased)

RATING: Unchanged

TARGET PRICE (Eu): Unchanged

Change in EPS est:	2007E	2008E
	2.8%	0.3%

STOCK DATA

Reuters code:	DLG.MI
Bloomberg code:	DLG IM

Performance	1m	3m	12m
Absolute	7.3%	-4.4%	61.8%
Relative	7.8%	2.8%	57.0%
12 months H/L:			5.31/2.85

SHAREHOLDER DATA

No. of Ord. shares (mn):	150
Total No. of shares (mn):	150
Mkt Cap Ord (Eu mn):	675
Total Mkt Cap (Eu mn):	675
Mkt Float - ord (Eu mn):	169
Mkt Float (in %):	25.1%
Main shareholder:	
De'Longhi Soparfi S.A.	74.9%

BALANCE SHEET DATA	2007
Book value (Eu mn):	643
BVPS (Eu):	4.30
P/BV:	1.1
Net Financial Position (Eu mn):	-296
Enterprise value (Eu mn):	1,130

De' Longhi – 1H07 and 2Q07 Consolidated Results

As of	2Q06	2Q07	YoY	1H07	YoY	2Q07E	A vs E	FY07E Old	FY07E New	FY07E % Change
Net sales	**300.0**	**345.3**	15.1%	**636.5**	10.5%	**344.8**	0.1%	**1,486.1**	**1,486.1**	0.0%
Cost of good sold	(184.5)	(206.5)		(386.4)		(213.1)		(928.4)	(914.8)	
Gross Profit	**115.5**	**138.8**	20.2%	**250.1**	13.7%	**131.7**	5.4%	**557.7**	**571.2**	2.4%
% margin	38.5%	40.2%		39.3%		38.2%		37.5%	38.4%	
Operating expenses	(93.6)	(110.1)		(198.3)		(104.6)		(412.8)	(423.0)	
EBITDA	**21.9**	**28.7**	31.1%	**51.8**	25.1%	**27.1**	6.1%	**144.9**	**148.2**	2.3%
% margin	7.3%	8.3%		8.1%		7.8%		9.8%	10.0%	
A&D	(9.4)	(9.4)		(19.1)		(10.0)		(41.3)	(41.3)	
EBIT	**12.5**	**19.3**	54.4%	**32.7**	46.6%	**17.1**	13.2%	**103.6**	**106.9**	3.2%
% margin	4.2%	5.6%		5.1%		4.9%		7.0%	7.2%	
Financial charges	12.0	(12.3)		(23.2)		(11.0)		(42.3)	(44.1)	
Other income (expenses)	0.0	0.0		0.0		0.0		0.0	0.0	
Pre-tax profit	**24.5**	**7.0**	-71.4%	**9.5**	-61.5%	**6.1**	15.6%	**61.3**	**62.8**	2.5%
Minority interests	0.0	(0.5)		(0.2)		(0.5)		(1.1)	(1.1)	
Group pre-tax profit	**24.5**	**6.5**	-73.5%	**9.3**	-62.0%	**5.6**	17.0%	**60.1**	**61.7**	2.6%
Taxes	1.2	(3.1)		(5.9)		(3.1)		(25.1)	(25.6)	
Reported net income	**25.7**	**3.4**	-86.8%	**3.5**	-85.6%	**2.5**	38.5%	**35.1**	**36.1**	2.9%
% margin	8.6%	1.0%		0.5%		0.7%		2.4%	2.4%	
% tax rate	n.m.	47.7%		63.4%		55.8%		41.7%	41.5%	
Net Cash/ (Debt)	**(360.6)**	**(381.1)**	5.7%	**(381.1)**	5.7%	**(390.0)**	-2.3%	**(296.8)**	**(295.8)**	-0.3%
Debt/Equity	0.60	0.62		0.62		0.64		0.46	0.46	

Source: Company Data & Intermonte SIM estimates

DE' LONGHI - *KEY FIGURES*		2005A	2006A	2007E	2008E	2009E
	Fiscal year end	31/12/2005	31/12/2006	31/12/2007	31/12/2008	31/12/2009
PROFIT & LOSS (Eu mn)	Sales	1,258	1,363	1,486	1,580	1,665
	EBITDA	105	126	148	177	198
	EBIT	68	85	107	135	157
	Financial income (charges)	(40)	(24)	(44)	(44)	(43)
	Associates & Others	0	0	0	0	0
	Pre-tax profit (Loss)	28	61	63	91	114
	Taxes	(3)	(21)	(26)	(36)	(45)
	Tax rate (%)	9.5%	34.0%	40.7%	39.3%	39.3%
	Minorities & discontinue activities	(0)	(1)	(1)	(1)	(1)
	Net profit	25	40	36	54	68
	Total extraordinary items	(12)	3	(6)	0	0
	Ebitda excl. extraordinary items	117	123	154	177	198
	Ebit excl. extraordinary items	80	82	113	135	157
	Net profit restated	15	15	38	54	68
PER SHARE DATA (Eu)	Total shares out (mn) - average fd	150	150	150	150	150
	EPS stated fd	0.17	0.27	0.24	0.36	0.45
	EPS restated fd	0.10	0.10	0.26	0.36	0.45
	BVPS fd	3.91	4.12	4.30	4.60	4.97
	Dividend per share (ord)	0.02	0.06	0.06	0.09	0.12
	Dividend per share (sav)	0.00	0.00	0.00	0.00	0.00
	Dividend pay out ratio (%)	12.0%	22.6%	24.9%	24.7%	25.8%
CASH FLOW (Eu mn)	Gross cash flow	51	50	77	96	109
	Change in NWC	(41)	46	(2)	(16)	(15)
	Capital expenditure	(59)	(37)	(48)	(42)	(45)
	Other cash items	(26)	0	0	0	0
	Free cash flow (FCF)	(75)	58	28	38	50
	Acquisitions, divestments & others	(2)	34	0	0	0
	Dividend	(9)	(3)	(9)	(9)	(13)
	Equity financing/Buy-back	0	0	0	0	0
	Change in Net Financial Position	(85)	197	19	29	36
BALANCE SHEET (Eu mn)	Total fixed assets	690	702	708	708	712
	Net working capital	510	304	306	322	336
	Long term liabilities	(103)	(70)	(70)	(70)	(70)
	Net capital employed	1,096	935	943	960	978
	Net financial position	(511)	(315)	(296)	(267)	(231)
	Group equity	586	621	648	693	747
	Minorities	2	5	5	5	5
	Net equity	584	616	643	688	742
ENTERPRISE VALUE (Eu mn)	Average mkt cap - current	675	675	675	675	675
	Adjustments (associate & minorities)	(0)	(147)	(160)	(154)	(153)
	Net financial position	(511)	(315)	(296)	(267)	(231)
	Enterprise value	1,186	1,136	1,130	1,096	1,058
RATIOS(%)	EBITDA margin*	9.3%	9.0%	10.4%	11.2%	11.9%
	EBIT margin*	6.4%	6.0%	7.6%	8.6%	9.4%
	Gearing - Debt/equity	87.3%	50.7%	45.7%	38.5%	30.8%
	Interest cover on EBIT	1.7	3.6	2.4	3.1	3.6
	Debt/Ebitda	4.87	2.51	2.00	1.51	1.16
	ROCE*	6.8%	8.4%	11.4%	14.2%	16.2%
	ROE*	4.3%	6.6%	5.7%	8.2%	9.5%
	EV/CE	1.2	1.1	1.2	1.2	1.1
	EV/Sales	0.9	0.8	0.8	0.7	0.6
	EV/Ebit	17.6	13.4	10.6	8.1	6.7
	Free Cash Flow Yield	-11.0%	7.1%	3.3%	4.6%	6.0%
GROWTH RATES (%)	Sales	-2.0%	8.4%	9.0%	6.3%	5.4%
	EBITDA*	-14.1%	4.6%	25.4%	14.8%	12.3%
	EBIT*	-19.9%	2.8%	37.1%	20.3%	15.8%
	Net profit	-29.5%	59.8%	-9.3%	50.7%	24.5%
	EPS restated	-48.2%	1.5%	159.1%	41.4%	24.5%

* *Excluding extraordinary items*

Source: Intermonte SIM estimates

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Explanation of our ratings system:

BUY: stock expected to outperform the market by over 25% over a 12 month period;
OUTPERFORM: stock expected to outperform the market by between 10% and 25% over a 12 month period;
NEUTRAL: stock performance expected at between +10% and - 10% compared to the market over a 12 month period ;
UNDERPERFORM: stock expected to underperform the market by between -10% and -25% over a 12 month period;
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CURRENT INVESTMENT RESEARCH RATING DISTRIBUTIONS

Intermonte SIM is authorised by CONSOB to provide investment services and is listed at n° 98 in the register of brokerage firms.
As at 30 June 2007 Intermonte s Research Department covered 175 companies. Intermonte's distribution of stock ratings is as follows:

BUY	OUTPERFORM	NEUTRAL	UNDERPERFORM	SELL
22.86%	30.86%	36.57%	9 14%	0.57%

The distribution of stock ratings for companies which have received corporate finance services from Intermonte in the last 12 months (1 in total) is as follows:

BUY	OUTPERFORM	NEUTRAL	UNDERPERFORM	SELL
44 44%	22.22%	33.34%	0.0%	0.0%

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The reproduction of the information, recommendations and research produced by Intermonte SIM contained herein and of any its parts is strictly prohibited. None of the contents of this document may be shared with third parties without company authorization.

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- the Parent Company, Banca Monte dei Paschi di Siena, owns, directly or indirectly, a significant stake in the following Companies: Aeroporto di Firenze, Alerion Industries S.p.A., Banca Popolare di Spoleto, Cir Energia (Gruppo CIR), Dada, EL.EN, Fiat, Kerself, Snia, Sorin, Unipol;
- a few members of the Board of Directors of the following Companies have positions within Banca Monte dei Paschi di Siena Group: Aeroporto di Firenze, Alerion Industries S.p.A., Banca Popolare di Spoleto, BNL, Caltagirone S.p.A., Caltagirone Editore, Cementir, Dada EL.EN. Engineering, Sias, Sorin, Unipol, Vianini Industria, Vianini Lavori;
- within the last year, Intermonte SIM managed or co-managed / is managing or is co-managing (see companies indicated in bold type) an institutional Offering of the securities of the following Companies: Arkimedica, **Biancamano**, **Conafi**, **Omnia Network**, Pierrel (private placement), Monti Ascensori (private placement), IT Holding (private placement), **Pramac**;
- in the last year Intermonte, Banca Monte Paschi di Siena and/ or other banks in the group have acted or are acting (see companies in bold type) as Lead Manager or Co-Lead Manager in consortia for the placement of shares, or to guarantee rights issues, of the following companies: **Biancamano**, **Conafi**, **Kerself** (also Financial Advisor) **Omnia Network**, **Pramac**;
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- Banks of the Banca Monte dei Paschi di Siena Group, issue financial instruments related to the shares of the following Companies and/or are market makers and/or are arrangers and/or are distributors: Autostrade, Banca Fideuram, Banca Intesa, Bipop-Carire, Edison, Enel, Eni, Erg, Fiat, Generali Assicurazioni, Impregilo, Mediaset, Mediolanum, Pirelli & C., Ras, SanPaolo-IMI, Seat Pagine Gialle, Telecom Italia, Tiscali, Unicredito Italiano;
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DETAILS ON STOCK RECOMMENDATION

Stock NAME	**DE' LONGHI**		
Current Recomm:	OUTPERFORM	Previous Recomm:	OUTPERFORM
Current Target (Eu):	5.70	Previous Target (Eu):	5.70
Current Price (Eu):	4.51	Previous Price (Eu):	4.51
Date of report:	13/09/2007	Date of last report:	30/08/09

Further information is available

END